SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: February 15, 2002         Mr. Gerry A. Racicot
                                President

                        [LETTERHEAD OF EIGER TECHNOLOGY INC.]

                   Eiger Technology Announces Results for 2001

TORONTO, Feb. 15 /CNW/ - Eiger Technology, Inc. (TSE: AXA, OTCBB: ETIFF) reported results for its year ending September 30th, 2001. Revenues were $30.1 million compared with $57.1 million in 2000. The net loss (excluding the write-down of investments) was $7.5 million or ($0.23) per diluted share, compared to a loss of $896,000 or ($0.04) per diluted share in 2000. Including the one time write-downs the net loss per diluted share was ($0.61) versus ($0.03) for the same period a year ago. The one-time write-downs consisted primarily of goodwill, investments and inventory in Eiger Net, Inc and Nixxo Technologies, Inc.

The year 2001 was filled with many accomplishments, including the acquisition of Onlinetel Corp., Canada's leading Voice over IP Telecommunications Company, and another year of record growth and revenues at K-Tronik International Corp. In 2001, we also suffered a setback and found that Eiger Net Inc. was and still is susceptible to the global economic slowdown.

"Eiger remains financially strong with working capital of $12.8 million and cash equivalents totaling $5.9 million despite the extremely challenging year in the computer peripherals market and its impact on Eiger Net. We implemented strenuous cost cutting across all our lines of business, which will begin to show results beginning in the first quarter. The proposed offering of shares to the public market of both K-Tronik, which is currently growing at over 100% annually and ADH with its margin improvement should increase our working capital position substantially by the fourth quarter," said Gerry Racicot, CEO of Eiger Technology.

In addition, Onlinetel is positioned to expand its advertising based calling network, monetize its existing base of over 500,000 users through the introduction of 10-10 calling services, residential and corporate flat-fee subscription plans for unlimited calling between major centers nationally, and grow its wholesale termination revenue in 2002.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com


                                      -30-

For detailed financial results go to www.sedar.com

For more information, please contact: Roland P. Austrup, Vice-President, (416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.